Exhibit 23
Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Mosaic Investment Plan:

We consent to the incorporation by reference in the registration statement (No. 333-120878 and 333-198332) on Form S-8 of The Mosaic Company of our report dated June 24, 2020, with respect to the statements of net assets available for benefits of the Mosaic Investment Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of the Mosaic Investment Plan.

(signed) KPMG LLP
Minneapolis, Minnesota
June 24, 2020